PROSPECTUS                                             Rule 424(b)(3) Prospectus
                                                    Reg. Statement No. 333-88727

                       ELECTRO SCIENTIFIC INDUSTRIES, INC.

                         509,250 Shares of Common Stock


     The shareholders of Electro Scientific Industries, Inc. named in this prospectus may sell shares of our common stock. We will not receive any proceeds from the sale of these shares by the shareholders.

     The shareholders may sell these shares from time to time at market prices, in negotiated transactions or otherwise. The shareholders will pay commissions or discounts to brokers or dealers in amounts to be negotiated immediately prior to the sale. See "Plan of Distribution" for more information on this topic.

     Our common stock is traded on the Nasdaq National Market under the symbol "ESIO." On October 15, 1999, the last sale price for our common stock as reported on the Nasdaq National Market was $48.438 per share.

     See "Risk Factors" on page for a discussion of risks related to an investment in the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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     You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus in any state where the offer is not permitted by law. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. There may have been changes in our affairs since the date of the prospectus.

                                ---------------

                The date of this prospectus is October 15, 1999.
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                                       ESI

     ESI provides electronics manufacturers with equipment necessary to produce key components used in wireless telecommunications, computers, automotive electronics, and many other electronic products. We believe we are the leading supplier of

     o advanced laser systems used to improve the yield of semiconductor memory devices,

     o high-speed test and termination equipment used in the high-volume production of miniature passive electronic components, and

     o    advanced laser systems used to fine tune electronic circuitry.

     Additionally, we produce a family of mechanical and laser drilling systems for production of printed wiring boards and advanced electronic packaging, as well as machine vision products for manufacturers of semiconductors, electronics and other products. Our products enable these manufacturers to reduce production costs, increase yields and improve the quality of their products. Our customers include manufacturers of

     o wireless telecommunication and automotive electronics products, such as AT&S, Ericsson, IBM, Motorola, Multek, VDO and W.L. Gore,

     o miniature capacitors, such as AVX, Kyocera, Phillips, Samwha, Taiyo Yuden and Walsin,

     o semiconductor memory devices, such as Hitachi, Hyundai, IBM and Samsung,

     o printed wiring boards, such as IBM, Johnson-Matthey/ACI, Maxedge and Multek, and

     o users of machine vision systems in electronic manufacturing equipment, such as Canon, Kulicke & Soffa and Universal Instruments.

     We were incorporated in April 1949; our executive offices are located at 13900 NW Science Park Drive, Portland, Oregon 97229, and our telephone number is
(503) 641-4141.

                                  RISK FACTORS

     You should carefully consider the following risk factors and other information in or incorporated in this prospectus before deciding to invest in shares of our common stock.

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     The risks and uncertainties described below are not the only ones we face.
Additional risks and uncertainties not known to us or that we now think are immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Electronics industry downturns may adversely affect our operating results.

     Our business depends in large part upon the capital expenditures of manufacturers of electronic devices, including

     o    miniature capacitors,

     o    semiconductor memory devices, and

     o circuits used in wireless telecommunications equipment, including pagers and wireless phones, automotive electronics, and computers.

The markets for products manufactured by our customers are highly cyclical and have historically experienced periodic downturns. These downturns often have had a severe effect on the demand for the type of capital equipment we sell. These markets may experience downturns in the future or those downturns could have a material adverse effect on our operating results.

The loss of one of our major customers would have an adverse impact on our business.

     Ten multinational electronics companies constituted 26.9% of our fiscal 1999 sales. The loss of any of these customers would have a significant effect on our financial statements.

We face risks associated with rapid technological change and dependence on new product introductions and product enhancements.

     The market for our products is characterized by rapidly changing technology and evolving industry standards. We cannot assure you that our current technology base will continue to address current and evolving customer needs. Although we believe we have certain technical and other advantages over our competitors, maintaining such advantages will require a continued high level of investment by us in research and development and sales and marketing. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will be able to make the technological advances necessary to maintain such competitive advantages. We believe our future success

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will depend on our ability to develop and manufacture new products and product enhancements and to introduce them successfully into the market. Failure to do so in a timely fashion could harm our competitive position. The announcements or introductions of new products by us or our competitors may adversely affect our operating results, since these announcements or introductions may cause customers to defer or forego ordering products from our existing product lines.

Our future operating results may fluctuate .

     We have experienced and expect to continue to experience significant fluctuations in our quarterly operating results due to a variety of factors, including

     o    the timing of new product announcements by us and our competitors,

     o market acceptance of new products and enhanced versions of our current products,

     o    timing and shipment of significant orders,

     o    mix of products sold,

     o    customer cancellations or shipment delay,

     o    production delays,

     o    exchange rate fluctuations,

     o    management decisions to commence or discontinue products,

     o    length of sales cycles, and

     o    cyclicality in the electronics industry.

     We derive a substantial portion of our net sales from the sale of a relatively small number of systems, which typically range in price from $150,000 to over $1 million. As a result, the timing of a single transaction could have a significant impact on our quarterly net sales and operating results.

     Our backlog at the beginning of a quarter does not include all orders needed to achieve our sales objectives for that quarter. Consequently, our net sales and operating results for a quarter will depend upon whether we can generate orders to be shipped in the same quarter we receive them. Furthermore, a substantial portion of our net sales has historically been realized near the end of each quarter. Accordingly, the failure to receive anticipated orders or delays in shipments near the end of a particular quarter due, for example, to

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unanticipated shipment reschedulings, cancellations by customers or unexpected manufacturing difficulties, may cause net sales in a particular quarter to fall significantly below our expectations. Such a shortcoming would have a material adverse effect on our operating results for such quarter.

     Because we need to make continued expenditures for research and development, capital equipment and worldwide customer service and support, we may have difficulty reducing our expenses in a particular quarter if our sales goals for such quarter are not met. Accordingly, we may sustain losses in future quarters.

We face intense competition .

     The electronics capital equipment industry is highly competitive. We face substantial competition from established competitors, some of which have greater financial, engineering, manufacturing and marketing resources than we do. In addition, some of our customers have the potential to compete with us because they have developed, or have the ability to develop, manufacturing equipment for internal use. Our competitors in each product area can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Furthermore, competition in our markets could intensify or our technological advantages may be reduced or lost as a result of technological advances by competitors or customers.

We face risks associated with infringement of our intellectual property rights and claims of patent infringement alleged against us .

     Our success depends in part on our proprietary technology. While we attempt to protect our proprietary technology through patents, copyrights and trade secrets, we believe our success will depend largely upon continued innovation and technological expertise. We cannot assure you that we will be able to protect our technology or that competitors will be unable to develop similar technology independently. The claims allowed on our patents may not be broad enough to protect our technology. In addition, our patents could be challenged, invalidated, or circumvented or the rights they grant might not provide competitive advantages to us.

     In addition, both our customers and we occasionally receive letters from third parties, including some of our competitors, alleging that our products infringe their patent rights. In the past, we have been able to license those patents or technology that were necessary for our business on commercially reasonable terms. We cannot assure you that we will be able to license any infringed patents on reasonable terms in the future. If litigation were instituted against us alleging infringement and seeking damages or expenses from us or to enjoin us from selling our products, we might not prevail.

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
     Many users of our products have received notice of patent infringement from the Lemelson Medical, Educational & Research Foundation Limited Partnership alleging that their use of our products infringes certain patents transferred to the Partnership by the late Jerome H. Lemelson. Some of these users have notified us that they may seek indemnification from us for damages or expenses resulting from this matter. Some of our customers have settled litigation with Mr. Lemelson, who, before his demise, himself sent notices of infringement to some of our customers. We cannot predict the outcome of this or similar litigation or its effect upon us. This type of litigation or claim could have a material adverse effect upon our financial condition or results of operations.

Fluctuations in international sales and currency exchange rates could adversely affect our operating results .

     International shipments accounted for 55.9% of sales for fiscal year 1999 compared to 58.7% of sales for fiscal year 1998. We expect that international sales will continue to represent a significant percentage of net sales in the future. As a result, a significant portion of our net sales will be subject to risks, including

     o changes in demand resulting from fluctuations in interest and currency exchange rates,

     o    government financed competition,

     o    changes in trade policies,

     o    tariff regulations,

     o    difficulties in obtaining U.S. export licenses, and

     o    the difficulties of staffing and managing foreign operations.

     In addition, approximately 45% of our product sales for fiscal year 1999 were to Asian customers. In fiscal year 1998, this figure was 44%. Several countries in Asia, notably South Korea, Japan and Taiwan, have experienced currency devaluation and/or difficulties in financing short-term obligations. Continued instability in Asian economies could adversely affect the demand for our products in that region or elsewhere.

     Most of our sales are transacted in dollars and our products are made in the United States. However, many Japanese customers pay in yen. To mitigate currency risks, we hedge those sales transactions. The operating expenses of our European and Asian sales subsidiaries are denominated in their respective local currencies. These transactions represent approximately 9.5% of consolidated operating expenses for fiscal year 1999, with 62% of such sales made in Europe and 38% made in Asia. Changes in the value of the

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local currency, as measured in U.S. dollars, will commensurably increase or decrease operating expenses.

We depend on key personnel .

     Our future success depends, in part, on our ability to retain key personnel. We also need to attract additional skilled personnel in many areas of our business to continue to grow. We cannot assure you that we will be able to retain our existing personnel or attract additional qualified employees in the future.

We depend on a limited group of suppliers for some of our components .

     Some of the components included in our systems are obtained from a single source or a limited group of suppliers. Although we seek to reduce dependence on those sole and limited source suppliers, the partial or complete loss of some of these sources could have at least a temporary adverse effect on our results of operations and could damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect our results of operations.

Failure to successfully implement our Year 2000 compliance plan could adversely affect our business.

     Although we believe that the implementation of our Year 2000 compliance plan will prove successful, we cannot assure you that it will. Consequences of not successfully implementing our Y2K plan include

     o    inability to ship product,

     o    delay or loss of sales, and

     o    delays in factory operations.

Our Y2K plan included assessment of the Y2K readiness of our customers and suppliers. However, these third parties, over which we have no control, might not successfully address their own Y2K issues.

Our stock price may be volatile.

     Our common stock is traded on the Nasdaq National Market, which has experienced and is likely to continue to experience significant price and volume fluctuations. These market fluctuations could adversely affect the market price of our common stock without regard to our operating performance.

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
                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities and Exchange Act of 1934. We have filed with the SEC a registration statement under the Securities Act of 1933 for the common stock offered by this prospectus. For further information, you should refer to the registration statement and its exhibits. You can inspect and copy our reports, proxy statements, the registration statement and other information filed with the SEC at the offices of the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet Website at http://www.sec.gov where you can obtain some of our SEC filings. In addition, you can inspect our reports, proxy materials and other information at the offices of the Nasdaq Stock Market at 1735 K Street NW, Washington D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means we can disclose information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange Act:

     o Our latest Annual Report on Form 10-K filed pursuant to Section 13(a) of the Exchange Act;

     o all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by our latest Annual Report on Form 10-K;

     o The description of our common stock contained in our registration statement filed under Section 12 of the Exchange Act, including any amendment or report updating the description.

     In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as "incorporated documents." You should consider all incorporated documents a part of this prospectus.

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
     You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

Electro Scientific Industries, Inc.
13900 NW Science Park Drive
Portland, OR  97229
Attention: Corporate Secretary
Telephone:  (503) 641-4141

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
                              SELLING SHAREHOLDERS

     The following table sets forth certain information provided to us by the selling shareholders.

                             Amount of common stock
                              beneficially owned by     Amount offered for selling
           Name of              shareholder as of        shareholder's account by
     selling shareholder        October 15, 1999             this prospectus
     -------------------     ----------------------     --------------------------
     Thomas M. Randgaard            467,247                      233,623

     Paul R. Sjolund                467,247                      233,623

     Mark W. Tschurr                 84,006                       42,004

     Mr. Randgaard was President and Secretary of MicroVision prior to our acquisition of MicroVision. He currently holds an executive management position at MicroVision. The amount of common stock shown above to be beneficially owned by Mr. Randgaard before this offering includes 45,555 shares that have been placed in escrow.

     Mr. Sjolund was Chairman of the Board and Vice President of Engineering of MicroVision prior to our acquisition of MicroVision. He currently holds an executive management position at MicroVision. The amount of common stock shown above to be beneficially owned by Mr. Sjolund before this offering includes 45,555 shares that have been placed in escrow.

     Mr. Tschurr was Vice President of Sales and Marketing of MicroVision prior to our acquisition of MicroVision. He currently holds an executive management position at MicroVision. The amount of common stock shown above to be beneficially owned by Mr. Tschurr before this offering includes 4,342 shares that have been placed in escrow and 39,475 shares subject to options that are currently exercisable. The shares covered by this registration statement include 19,737 shares subject to such options.

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
                              PLAN OF DISTRIBUTION

     We have registered shares of common stock on behalf of the selling shareholders. "Selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby are borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions, including block transactions,

     o    on the Nasdaq Stock Market,

     o    in the over-the-counter market,

     o    in negotiated transactions,

     o    through put or call options transactions relating to the shares, and

     o    through short sales of shares,

or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     The selling shareholders may sell shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might be in excess of customary commissions.

     The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against specified liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent,

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dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

     If we are notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Act, disclosing

     o the name of each such selling shareholder and of the participating broker-dealer(s),

     o    the number of shares involved,

     o    the price at which such shares were sold,

     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and

     o    other facts material to the transaction.

In addition, if we are notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                     EXPERTS

     The financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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
                                  LEGAL MATTERS

     Stoel Rives LLP, Portland, Oregon will pass upon the validity of the issuance of the common stock offered by this prospectus.

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